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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

______________
Odyssey Marine Exploration, Inc.
 (Name of Issuer)
Common Stock
 (Title of Class of Securities)
676118102
 (CUSIP Number)

c/o Andres Gonzalez Saravia
Altos Hornos de Mexico S.A.B. de C.V.
Campos Eliseos No. 29
Col. Rincon del Bosque
11580 Mexico D.F.
Mexico
(52) 555 255 9900
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
(with copies to)

Maurice M. Lefkort, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000
February 9, 2017
 (Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 676118102

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Epsilon Acquisitions LLC (27-2519822)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3) SEC Use Only:
(4) Source of Funds (See Instructions): WC
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting: Power: 0
(8) Shared Voting Power: 670,455
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 670,455
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 670,455
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 8.10%*
(14) Type of Reporting Person (See Instructions): OO
* Calculations are based on 7,599,894 shares of common stock of the Issuer outstanding, as stated in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 9, 2016, plus the 670,455 shares of Common Stock issuable upon conversion of the Tranche 1 Loan pursuant to the Note.

CUSIP No. 676118102

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Alonso Ancira
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Mexico and the United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0
(8) Shared Voting Power: 670,455
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 670,455
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 670,455
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 8.10%*
(14) Type of Reporting Person (See Instructions): IN
* Calculations are based on 7,599,894 shares of common stock of the Issuer outstanding, as stated in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 9, 2016, plus the 670,455 shares of Common Stock issuable upon conversion of the Tranche 1 Loan pursuant to the Note.

Item 1.	Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Odyssey Marine Exploration, Inc., a Nevada corporation (the “Issuer”).  The Issuer’s principal executive office is located at 5215 West Laurel Street, Tampa, Florida 33607.
Item 2.	Identity and Background
This Schedule 13D is filed on behalf of Epsilon Acquisitions LLC, a Delaware limited liability company (“Epsilon”) and Alonso Ancira, a citizen of Mexico and the United States (together, the “Reporting Persons”).  Alonso Ancira is the Managing Member of Epsilon.  The principal business address of each of the Reporting Persons is c/o Altos Hornos de Mexico S.A.B. de C.V., Campos Eliseos No. 29, Col. Rincon del Bosque, 11580 Mexico D.F., Mexico.
The principal business of Epsilon is making investments and developing business opportunities.  The principal business of Alonso Ancira is (i) serving as Chairman of the Board of Directors of Altos Hornos de Mexico, S.A.B de C.V., a Mexican Variable Capital Company (Sociedad Anonima de Capital Variable) (“AHMSA”) and (ii) serving as the Managing Member of Epsilon.  The address of the principal business and principal office of AHMSA is Campos Eliseos No. 29, Col. Rincon del Bosque, 11580 Mexico D.F., Mexico.
During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.	Source and Amount of Funds or Other Consideration

Epsilon is the registered owner of a $6 million Amended and Restated Convertible Promissory Note of Odyssey Marine Enterprises, Ltd. (“OME”), an indirect wholly-owned subsidiary of the Issuer (the “Note”), which bears interest at a rate equal to 10.0% per annum.  Payment of the Note is guaranteed by the Issuer.  The Note reflects various tranches of loans extended by Epsilon.  Each tranche of loans is convertible into Common Stock of the Issuer at various prices upon the terms and subject to the conditions of the Note.  A copy of the Note is filed as an Exhibit to this Schedule 13D.

On January 25, 2017, Epsilon delivered to the Issuer a conversion notice pursuant to which the initial $3,050,000 million loan (the “Tranche 1 Loan”) made by Epsilon to the Issuer, plus any unpaid interest, will be converted into shares of Common Stock at the conversion price applicable to the Tranche 1 Loan of $5.00 per share.  Pursuant to the Note, the conversion will be effective 75 days from the date of notice (or April 10, 2017).  As accrued interest through such date is expected to be $302,274, Epsilon expects to receive 670,455 shares upon conversion.

Item 4.	Purpose of the Transaction
General

The Reporting Persons intend to continuously evaluate their investment in the Issuer.  In doing so, the Reporting Persons may consider all alternatives available to them, including:  maintaining their investment in the Issuer; purchasing additional shares of Common Stock, either on the market or in privately negotiated transactions; acquiring additional shares of Common Stock by converting additional tranches of loans under the Note or by exercise of the Warrant described in Item 6 below; or disposing of all or a portion of their investment in the Issuer in a privately negotiated transaction.  In addition, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and any proposals received from third parties with respect to the Issuer. The Reporting Persons may discuss such matters with management or directors of the Issuer, existing or potential strategic partners, persons who express an interest in acquiring all or a portion of the Issuer’s equity interests or in engaging in a strategic transaction with the Reporting Persons regarding the Issuer, sources of credit and other investors. In evaluating their investments in the Issuer, the Reporting Persons will also consider alternative investment opportunities available to them, the Reporting Persons’ liquidity requirements and other investment considerations.

The factors described in the preceding paragraph may materially affect, and result in, the Reporting Persons’:  (1) modifying or disposing of all or a portion of their investment in the Issuer, (2) exchanging information with others regarding the Issuer pursuant to appropriate confidentiality or similar agreements, (3) proposing changes in the Issuer’s operations, governance or capitalization, or (4) proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or dispose of all or a portion of their investment in the Issuer or acquire additional Common Stock  in privately negotiated transactions or in the open market.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to any of the foregoing.

MINOSA Agreements

Mr. Ancira is the Chairman of the Board of Directors of Altos Hornos de Mexico S.A.B. de C.V. (“AHMSA”).  On March 11, 2015, the Issuer, Minera del Norte S.A. de C.V., a Mexican societe anonime (“MINOSA”) and subsidiary of AHMSA, and Penelope Mining LLC, a Delaware limited liability company and a subsidiary of MINOSA, entered into a stock purchase agreement and related agreements providing for a series of transactions between the parties (the “MINOSA Agreements”).  If the transactions contemplated by the MINOSA Agreements were to be consummated, the Issuer would be required to sell convertible preferred stock to MINOSA and the composition of the board of directors of Issuer would change.  To date, the transactions contemplated by the MINOSA Agreements have not been consummated.  Such transactions were described in the Issuer’s Report on Form 8-K filed March 13, 2015.  The Reporting Persons are not party to the MINOSA Agreements.
Item 5.	Interest in Securities of the Issuer.
(a)          Epsilon beneficially owns 670,455 shares of Common Stock, consisting of the shares of Common Stock issuable upon conversion of the Tranche 1 Loan.  Alonso Ancira, due to his ownership of Epsilon, may be deemed to beneficially own all of the shares of Common Stock beneficially owned by Epsilon.
(b)          The Reporting Persons have shared power to vote and dispose the shares of Common Stock.
(c)          Except as described in this Schedule 13D, during the past 60 days, there were no other transactions in the Common Stock effected by the Reporting Persons.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

After conversion of the Tranche 1 Loan, there will be three remaining Tranches of loans under the Note, each in the original principal amount of $1,000,000.  The conversion prices of the tranches are $3.54, $4.19, and $4.13.  Each tranche of loans is convertible upon 75 days’ notice to OME or upon a merger, consolidation, third party tender offer, or similar transaction relating to the Issuer.  The note matures on March 18, 2017 (the “Maturity Date”), and bears interest at the rate of 10% annum.  Pursuant to the Note, the Issuer will repay the outstanding principal balance of the Note plus accrued interest and fees on the Maturity Date.  The Issuer may prepay the Note in whole or in part at any time and must provide prior written notice to Epsilon at least 10 days prior to the proposed prepayment date.  Any such prepayment will be applied against the Trance with the highest conversion price.

In connection with the original issuance of the Note, Epsilon received a Warrant, dated October 1, 2016 (the “Warrant”), pursuant to which Epsilon has the right to purchase up to 120,000 shares of Common Stock at an exercise price of $3.52 per share, subject to customary anti-dilution adjustments, on or prior to October 1, 2021.  The Warrant is exercisable upon 75 days’ notice to OME or upon a merger, consolidation, third party tender offer, or similar transaction relating to the Issuer.

In connection with the Amended and Restated Purchase Agreement, Epsilon has obtained certain registration rights with respect to the Common Stock pursuant to the terms of the registration rights agreement (the “Registration Rights Agreement”), dated March 18, 2016 and amended and restated as of October 1, 2016, by and between, the Issuer and Epsilon.  Pursuant to the Registration Rights Agreement, Epsilon may demand that the Issuer register the offer and sale of all or any part of the shares of Common Stock issuable upon the conversion or exercise of the Amended and Restated Note or Warrant (the “Conversion Shares”) if the aggregate offering price thereof is not less than $3.0 million.  Under the Registration Rights Agreement, the Issuer is required to file a registration statement  for the Conversions Shares on a continuous basis and to use its reasonable best efforts to have the registration declared effective by the Securities and Exchange Commission.

The foregoing description of the Registration Rights Agreement in this Schedule 13D is qualified in its entirety by reference to the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.4.
Item 7.	Materials to be Filed as Exhibits
99.1          Joint Filing Agreement
99.2          Amended and Restated Convertible Promissory Note, dated October 1, 2016, by Odyssey Marine Enterprises, Ltd., in favor of Epsilon Acquisitions LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 6, 2016).
99.3          Common Stock Purchase Warrant, dated October 1, 2016, issued by Odyssey Marine Exploration, Inc. to Epsilon Acquisitions LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 6, 2016).
99.4          Amended and Restated Registration Rights Agreement, dated October 1, 2016, by and between Odyssey Marine Exploration, Inc. and Epsilon Acquisitions LLC.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.
Dated:          February 17, 2017
EPSILON ACQUISITIONS LLC

By: /s/ Alonso Ancira
Name: Alonso Ancira
Title: Managing Member

ALONSO ANCIRA

By: /s/ Alonso Ancira
Name: Alonso Ancira